Schedule B
to the Distribution and Service Plan (Rule 12b-1 Plan)

(as amended on September 17, 2015 to add the Shenkman Floating Rate High Income Fund)

Series or Fund of Advisors Series Trust
Shenkman Short Duration High Income Fund Shenkman Floating Rate High Income Fund

ADVISORS SERIES TRUST	SHENKMAN CAPITAL MANAGEMENT, INC.
on behalf of the Funds listed on Schedule B

By: /s/ Douglas G. Hess	By: /s/ Mark R. Shenkman
Name: Douglas G. Hess	Name: Mark R. Shenkman
Title: President	Title: President